Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include failure to consummate the proposed business transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by Frontline with the SEC.

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THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT FRO.OL - Q4 2016 Frontline Ltd Earnings Call EVENT DATE/TIME: FEBRUARY 28, 2017 / 02:00PM GMT

FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

CORPORATE PARTICIPANTS
Robert Macleod Frontline Ltd - Director and CEO, Frontline Management AS
Inger Klemp Frontline Ltd - CFO, Frontline Management AS

CONFERENCE CALL PARTICIPANTS
Jon Chappell Evercore - Analyst
Mike Webber Wells Fargo - Analyst
Greg Lewis Credit Suisse - Analyst
Fotis Giannakoulis Morgan Stanley - Analyst

PRESENTATION

Operator

Good day and welcome to the Q4 2016 Frontline Ltd earnings call. Today's conference is being recorded. At this time, I'd like to turn the conference over to Mr. Robert Macleod. Please go ahead sir.

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Thank you very much. Good morning and good afternoon everyone. Thank you for dialing into Frontline's earnings call for the fourth quarter of 2016.

I will start this call by briefly going through the highlights of the quarter and the subsequent events. Following that, Inger will run us through the financials. I will then update you on our offer to acquire DHT and our rationale behind the transaction. We will then look at Q4 earnings segment by segment and I will guide you on our Q1 earnings and our time charter cover. We will then move on to the current market conditions, the crude tanker orderbook, and a brief conclusion slide. The call will be concluded by taking your questions.

Let's get started please and look at the Company highlights. Our earnings in the fourth quarter were reasonably good after an improvement in spot rates compared to Q3 mainly due to seasonal effects, but also due to increased OPEC volumes ahead of the January 1st cuts. We achieved net income of $34.5 million or $0.22 per share, adjusted for non-cash items.

For the full year, we came in at $188.9 million or $1.20 per share. Our results underscore both the benefits of our low cash breakeven levels as well as Frontline's earnings potential. As previously announced, we cancelled our four VLCC newbuildings from STX. We signed a financing facility for our JMU contracts at $110.5 million. We also completed a public offering with gross proceeds of $100 million.

Front Century's charter was terminated. Inger will touch on this later in the call. Subsequent to the Q4 event, we acquired two VLCC newbuildings from Daewoo. The contracts are done at $77.5 million, a level we find highly attractive and the ships are delivering in Q4 this year. Frontline declares a dividend of $0.15 for the fourth quarter. We took delivery of four vessels during the quarter.

Frontline and its affiliates filed a 16.4% ownership stake in DHT in January. We also approached DHT with an all-share proposal to acquire the company. I will update you on this later in the presentation.

Inger, please can you take us through the financials in more detail?

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FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

Inger Klemp - Frontline Ltd - CFO, Frontline Management AS

Yes, thanks Robert, and good morning and good afternoon ladies and gentlemen. Moving then to slide 2, financial highlights, Frontline achieved total operating revenues net of voyage expenses of $128 million in the fourth quarter. EBITDA came in at $52.1 million, and net income at $18.3 million equivalent to earnings per share of $0.12.

In the fourth quarter, we reported certain non-cash items. These non-cash items consisted of an impairment loss of $27.3 million relating to VLCC from Century. These with the ship finance is expected to terminate in the first quarter of 2017, at which time a lease termination gain of $20.3 million will be recorded. Then other non-cash items were a provision for uncollectible receivables of $4 million, and also a gain on derivatives of $15.1 million.

So after adjusting for these non-cash items which show EBITDA of $83.4 million and a net income from operation of $34.5 million in the fourth quarter, equivalent to $0.22 per share. In the year ended December 31, 2016, Frontline achieved total operating revenues net of voyage expenses of $593 million. EBITDA came in at $319 million, and net income at $117 million, which is equivalent to earnings per share of $0.75. Again after adjusting for non-cash items, we show EBITDA of $387 million for the full year, and a net income from operation of $188.9 million, equivalent to $1.20 per share.

Frontline declared a dividend of $0.15 per share in the fourth quarter. In total for 2016, we have paid and declared dividend of $0.85 per share reserving $0.35 per share of registered earnings for growth.

Moving then slide 3, income statement, Frontline achieved net income adjusted for certain non-cash items in the fourth quarter of $34.5 million, that was against $16.5 million in the third quarter. The increase in results from operation in the fourth quarter of $18 million is mainly explained by an increase in resultant time charter basis of $12.3 million due to the higher spot rates achieved in this quarter compared to the third quarter. We also had an increase in admin income of $2.7 million, a decrease in contingent rental income by $1.6 million. In the third quarter, the contingent rental income was $8.8 million and in the fourth quarter we had $7.2 million.

The contingent rental income in the fourth quarter is due to the fact that the actual profit share of $6.8 million was $7.2 million less than the amount accrued in the lease obligations payable when the lease recorded a fair value at the time of the merger of Frontline with Frontline 2012. We also had a decrease in running expenses of $4 million primarily due to delivery of six MR tankers to the buyers in the third and the fourth quarters and we also had a decrease in other expenses by $0.6 million.

Moving then to slide 4, cash breakeven rates and OpEx, we estimate the average cash cost breakeven rates for the reminder of 2017 of approximately $22,300 per day for VLCCs; $17,300 per day for Suezmax tankers; and $15,500 per day for LR2 tankers. These trades are the all-in daily rates that our owned and leased vessels must earn to cover budgeted operating cost and drydock, the estimated interest expenses, bareboat hire, installments on loans and G&A expenses.

While we have competitive running expenses and admin expenses, the low cash breakeven rates are to a large extent explained by the long-term debt amortization profile and low interest cost on new and existing debt. We are currently in discussions with banks to finance the two newly acquired resale VLCCs and are confident that we'll be able to secure financing at attractive terms in line with our low cash breakeven rate.

Every $1,000 per day lower cash breakeven rate means approximately $20 million extra net income per year or $0.12 per share which shows the high importance of maintaining the low cash breakeven rate. The OpEx per day in the fourth quarter was $8,300 per VLCC; $7,800 for Suezmax tankers; and $6,900 for LR2 tanker.

No vessels are drydocked in the fourth quarter. In the first quarter, one VLCC is scheduled for drydock, and we plan to drydock five VLCCs and two Suezmax tankers in total in 2017.

Moving then to slide 5, balance sheet, the changes to the balance sheet in December 31, 2016 from end September 30 are a total decrease in balance sheet value of approximately $43 million. The changes in assets -- I mean a increase in balance sheet value of approximately $43 million. The changes in assets are mainly related to an increase in cash and current assets of $97 million, an increase in newbuildings with $34 million which is the net of $77.8 million newbuildings installments paid offset by $43.5 million received in refunds of newbuildings due to cancellation of the four VLCC newbuildings.

We also had a decrease in vessels by $61 million due to depreciation by $34 million, and $27 million due to impairments from Century. And we had a decrease in other long-term assets by $27 million due to delivery of the Front Arrow. Total liabilities are down with $59 million which mainly relates to ordinary loan repayments of $50 million and $19 million in relation to Front Arrow along with a reduction in capital leases with $17.7 million and a reduction in other current debt with $7 million.

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FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

Equity has increased with $102.4 million mainly explained by net proceeds from equity rates and net income in the quarter partially offset with $60 million in dividend payment in this quarter.

With this, I leave the word to Rob again.

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Thank you very much Inger.

Let's turn to slide 6 please and look at the DHT proposal. Frontline believes in consolidation of the tank industry. Accommodation of DHT and Frontline would have been expected to create the largest publicly-traded tanker Company in the world by fleet size, market cap, and trading liquidity and could have seen larger institutional investors enter the space. DHT shareholders would have been expected to benefit from the substantially lower G&A cost per vessel and capitalize on the synergy values as well as the superior access to the debt and equity markets.

This would have been expected to enhance free cash flow generation further maximizing value for both sets of shareholders. On January 27th, Frontline made an initial proposal to DHT Holdings of 0.725 Frontline shares for every DHT share. The initial offer implied $5.09 per share based on Frontline's undisturbed closing price on the 27th of January. This initial proposal was declined by DHT's board stating that the proposal is wholly inadequate and not in the best interest of DHT or its shareholders.

On February 23rd, Frontline made a revised proposal of 0.8 Frontline shares for every DHT share implying $5.62 per share based on Frontline's closing price on the 27th of January and $5.38 per share based on Frontline's closing price on the 27 of February. The revised proposal implied a 32% premium to the closing price of DHT per 27th January, and a 44% premium to the 60 trading days (inaudible) up to and including the 27th of January.

This proposal was declined as well. We are obviously disappointed by the decision made by the board of directors of DHT as we firmly believed the transaction would have been in the best interest of the shareholders of both companies. As shareholders in DHT, we are concerned about this unwillingness to engage. At present, Frontline is DHT's largest single shareholder.

In evaluating our investment in DHT, we will take into consideration other potential uses of capital that may be more beneficial to our shareholders as well as the possibility that DHT will decide to engage with us constructively in the future. We will keep our shareholders closely informed of any decisions we make with regards to our stake in DHT.

Please turn to slide 7. The spot earnings in Q4 improved from Q3 and we believe the quarter generated satisfactory returns given the market conditions. The spot earnings for the quarter were just over $32,000 on VLCCs; a little under $22,000 on Suezmaxes; and $18,800 on our LR2s.

Our VLCC earnings for 2016 were $43,100. For Q1 we have locked in 74% of our VLCC trading days at $38,000. On the Suezmaxes, we have fixed 71% of our trading days at $23,000. On the LR2s, the number is about $19,000 and 60% is covered. These levels are all of course well above our cash breakeven levels.

Let's move on to our time chart coverage please on page 8. In 2016, 29% roughly was chartered out at relatively attractive rates as we captured the strength of the market going into 2016. We started this year with 28% coverage and by the end of 2017 the cover is down to 18%. The net cash effect of our TC re-lets is about $40 million for 2017.

Our TC cover reduces our exposure to market weakness by lowering our cash breakeven levels for the vessels in our fleet trading spot. We will continue to pursue TC cover if it is in the best interest of the Company's shareholders.

Let's move to the current market please, slide 9. The market began to recover from a 24-month flow and show signs of improvement towards the end of third quarter of 2016. This trend carried through into January of this year. The pace of newbuildings delivering from yards in Asia slowed towards the end of 2016, but picked up again in January and puts pressure on rates in February as expected.

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FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

The winter has traditionally been strong for the tanker market and this year was no exception, but earnings are well below last year's winter period. We believe this is down to the VLCC fleet increasing by about 10% in the period from 650 vessels to 710 vessels. Demand for crude oil remains robust and import volumes into Asia, especially India and China, continues to grow. The US Energy Information agency has forecasted average demand growth of just over 1.5 million barrels per day per year through 2018.

Should the OPEC and non-OPEC production caps remain in force, we expect trade routes to continue to trend towards long-haul voyages from the Atlantic to Asia. Any such scenario will develop over time, but we are cautious in the near term.

Please move to slide 10 and we'll have a look at the orderbook. Newbuilding deliveries accelerated in 2016 with 47 VLCCs and 26 Suezmaxes delivering. However, the market was pretty resilient despite the historically high delivery pace and the other factors discussed earlier. A similar number of VLCCs are expected to deliver this year. For Suezmaxes, the number is increasing to 60. This is expected in periods to put pressure on the tanker market and we therefore believe earnings will be lower this year than what we saw in 2016.

As for new orders, there was a dramatic slowdown in 2016. Although we have seen some activity lately, we expect the slowing trend to continue given the expected contraction in global shipyard capacity and delivering to the availability of capital to finance new orders. We expect vessel scrapping to be into pick-up as we progress through 2017, particularly in light of the implementation of the ballast water treatment convention later this year. Frontline is well-positioned for this.

We believe that the market will begin to tighten in 2018 as the delivery of newbuilding vessels slows and vessels are retired from the global fleet.

Let's move to the summary slide. Thank you. We believe that our performance in the fourth quarter highlights Frontline's competitive position in the market as well as our efficient operation. We have a positive long-term outlook on the tanker market as we expect the tanker market to be balanced as vessels are absorbed into the global fleet and all the vessel retire.

At the same time, as I've just gone through, crude oil demand is forecasted to grow. In the meantime, we believe that periods of market weakness will create attractive opportunities to acquire assets at historically low prices. Our purchase of two VLCCs from DSME is one example.

We are in an unique position to grow our fleet and continue to generate substantial returns to our shareholders in a strong market and a healthy returns in a more muted market like we saw during periods of 2016 and what we expect we will see more of in 2017. Our large commercial scale, low breakeven levels, and access to capital are important factors which supports our leading position in the tanker market.

With that, I would like to conclude this presentation and move to your questions.

QUESTION AND ANSWER

Operator

 (Operator Instructions) Jon Chappell, Evercore.

Jon Chappell - Evercore - Analyst

Robert, I understand the DHT situation is probably a bit sensitive and there are certain things you can and cannot say about it, but two questions I wanted to ask on that. First of all, why DHT to begin with? There are clearly cheaper alternatives out there, at least from an NAV perspective, and also bigger and newer fleets. So what was it about the DHT transaction specifically that attracted you to go after them?

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FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Looking at this, I think the company has done really well building up a good fleet. They have made a lot of right calls. They have got very good financing in place. They've got decent time charter cover. I think it's a very solid company and I think it's a company that there's a great fit to Frontline.

The organizations would fit nicely together and it's all about -- I think now it's all about the financing, it's all about the cash breakeven levels, and that is -- that the healthiness of both companies on their own and combined even more so when you get the synergies going, you get the G&A down, and that's the -- in short the reason why we found it attractive. And at the time when we started looking at it, the pricing was attractive for an investment flow.

Jon Chappell - Evercore - Analyst

Okay, that makes sense. And then you kind of laid out some of your alternatives, but it seems like it's not a dead deal at least from your tone. You're hopeful that they'll maybe reconsider. But also with the (inaudible) in place can't really add more shares, so kind of what are the next steps for you as far as your consolidation initiatives? Do you just kind of sit there and hope that there is a change of mind or change of plans from their side or do you pursue other options?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

No, in terms of options, there's plenty of options in the market. We have a fleet including newbuildings of 70 ships and we've just done a DSME deal. There are other things we can do and we're looking at, so we're not sitting here and only sort of putting all our eggs in the basket of this deal.

At the same time, I think with what we've given -- the offer we've given, we are surprised and disappointed that it's been turned down. I feel it's -- we've given a very, very good offer and let's see we will consider our options and see if there's something back and we obviously -- we have various options there in terms of the investment and sort of also we'll see what the next step will be.

Jon Chappell - Evercore - Analyst

Okay. And then the other question I wanted to ask you is just related to the timing. As you laid out a pretty consistent view on the market, this year difficult, tightening in 2018, you were able to scoop up some VLCC re-sales at prices that we haven't seen in a heck of a long time. So do you feel like the window is kind of closing, I mean it was that kind of a one-off opportunity to get a prompt delivery from a great yard at a great price? Or do you think that given the outlook for 2017, there's still little bit more downward potential pressure on prices that will enable you to use the newfound liquidity to be more aggressive?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

No, I think in terms of -- so take the DSME deal, I think it shows clearly here with Frontline's ability to move quickly and get on with things. It's an advantage, right, and with the network we have with the yards and the connection -- the relationship we have with the yards, we have great access to deals.

But when it comes to deals in general, this sort of the deal, the windows is there, but it's not a window where there's lots and lots of opportunity. So I wouldn't be surprised if this deal we've done here could well define the (inaudible) of the prices.

But we've been surprised before and we've been in a downward spiral for quite some time, but let's see. There is not that much out there. So I think it's the right move for us and we'll keep looking for similar deals. As for the vessel balance, I touched on it in the presentation. It's gone -- the VLCC fleet has gone from 650 to 710 here in the last 12 months. You put in the rise in scrap value, put down the decrease in ship values including the old ones obviously, and then you include the ballast water treatment and then you obviously also put into here that our customers, they are more and more targeting the newer tonnage, the old tonnage is more difficult to trade, and I think the sum of all this is that the likelihood of scrapping is increasing a lot.

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FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

And I think in terms of the VLCC fleet, we've gone from 650 to 710, and we could well be peaking at 735-740. So we've taken in two-thirds of the newbuilding into the fleet now. And they've been taking in -- they've been sold relatively well, demand is increasing, but we will have a struggle here -- well not struggle here, it will be -- I think 2017 will be tougher, but going into 2018 it's probably going to be a bit into 2018 that you can have a more balanced fleet and I think there could be a turning point at some point during that year.

In the meantime, I don't think the vessel values will move that much there. If they will do anything, I think it will be a slight up-tick. So as I said we could actually be seeing a bottoming now and in general we haven't seen -- they haven't moved that much over the last six months.

Jon Chappell - Evercore - Analyst

Yes. Okay. Yes, appreciate your thoughts, Rob. Thank you.

Operator

Mike Webber, Wells Fargo.

Mike Webber - Wells Fargo - Analyst

Robert, I just wanted to dig back in on DHT and it's bit of irony, but there's actually a -- there's a published DHT NAV that they put out that comes to about $5.70 per share. That's certainly well north of our number NAV. But I'm just curious in terms of maybe some color around those conversations and those negotiations, is there literally just a bogey that you guys have been unable to hit in terms of a -- in terms of kind of meeting what they expect to be baseline NAV or is it more of a maybe kind of theoretical conversation on what the right premium is to a more reasonable number? I'm just trying to get a sense on maybe how far away -- or how far away would some sort of solution be and/or is there really kind of an unrealistic bogey that's just kind of hanging out there that it's going to be tough to get to?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

No, so far it's been a pretty flat decline and as I said it's very surprising to us. We do obviously note that the NAV has been made public by DHT which we also have our own figures and they don't match. And I think the consensus last time we checked, the consensus amongst analysts was that they were just south for $5 and I think some were revising the down this morning so -- but there has not been much -- there's been some conversations there, but no negotiations. It's been declined and that's where we stand.

Mike Webber - Wells Fargo - Analyst

 Okay. And that is a standing offer at --?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

The standing offer that we gave has been declined, so there's no offer on the table at the moment.

Mike Webber - Wells Fargo - Analyst

Okay. Okay. That's good to know. I just wanted to follow up on Jon's question around resale value and that $77 million print obviously catches the eye. It's tough to peg where a bottom might be, but it certainly seems like in the high $70 millions we're at or near, certainly inflation adjusted all-time lows and touching on or approaching recent most. I'm just curious for that kind of a deal, are there -- can you maybe characterize how many other kind of pockets of capital are chasing that kind of a deal?

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FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

Are you one of the few guys that are out there really kind of picking over deals at $77 million and what would be the first signs you would look for to think, okay, this might actually mark an inflection point? I remember thinking that we might be close to that at $84 million last summer on the Metrostar deal, so maybe just what you would look for specifically?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

No, on that, I think there is probably four, five, six pockets out there looking for deals. Some are looking where they need time, they need some charter against and so forth. So I think actually the deal's below $80 million, they're not easy to find at the moment. So very pleased with $77.5 million and as I say I think it shows the relationship we have with certain yards and that this certain yards, they appreciate our approach and our ability to move fast.

Mike Webber - Wells Fargo - Analyst

Okay. Great. Thanks for your time guys. I appreciate it.

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Thank you.

Operator

Greg Lewis, Credit Suisse.

Greg Lewis - Credit Suisse - Analyst

Robert, when -- you made some comments about asset prices and I mean clearly I guess on the higher end or the newer tonnage, it sounds like you kind of feel like we've kind of hit a bottom. What about on some of the older vessels like when we start looking at 10-year-old type vessels, just given the near-term rate outlook and just thinking about shipyards wanting to place more orders? There's been talk of VLCC newbuilds coming into the market. Are your comments more focused on the modern tonnage? Are you sort of looking across various ages when you make those statements about asset prices kind of bottoming?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

We are very much focused on, I would say, up to five years. If a seven-year-old or six-year-old ship comes up at a great price, certainly we will consider it. But up to five years which will then be the eco tonnage and the semi-eco. So we've seen the five-year-olds, they have come up with this -- the lasting year of 57, which is a bit higher than what we expected, but this range very much depends on the yard, the spec, and delivery positions and so forth.

When it comes to the yard capacity, I think looking for VLCC to -- you have China is virtually -- there is actually none, it's very, very limited, but Korea and Japan, I think Japan you wouldn't get 2018 stocks, and you might get some in Korea, but it's getting relatively slim in terms of opportunities.

And this -- it goes down to the yards are keeping that core workforce going. They have the capacity of the yards, they can extend that by getting more workers in and so forth, but at these prices, we believe they are making loss. They're taking in orders to keep things running and for the capacity to actually come back on, I think you need to see a rise in the value. So I'm hoping and we will endeavor ourselves to focus on purchasing ships on the water or re-sales and not out of the orderbook.

Greg Lewis - Credit Suisse - Analyst

Okay. Great. And then just one more from me, you mentioned the ability or the wanting of customers to sort of discriminate against some older tonnage. When you're having conversations with your customers, what is that, is that a -- when we think about that line or that range, is that -- are they looking for that modern sub-10-year tonnage, is it 15 years, is it 20 years, just as we think about the wide range of vessel ages out there, are there certain customers that just simply don't want vessels under the age of 15 years or is there a little bit more flexibility around that?

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FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

No, you have a number of customers that have a strong preference towards 15 and less or under 15. So that's -- there's definitely the increase. The Chinese for example are -- have that preference and it is more and more difficult to get the 15-plus through, still possible, but it gets limited and now for example we focus our 15-plus ships and keep them in Asia instead of trying waiting for the west. It's -- so that's a trend that's -- I'm talking about this, I had reported, it's a trend that continues. I can't see that stopping and I think this is a trend that will definitely contribute to stronger marketing to 2018 and 2019.

Greg Lewis - Credit Suisse - Analyst

Okay, perfect. Thank you Robert, thank you Inger.

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Thank you.

Operator

Fotis Giannakoulis, Morgan Stanley.

Fotis Giannakoulis - Morgan Stanley - Analyst

Just wanted to follow up on the previous questions about your investment in DHT. I was wondering if you still have engaged a financial advisor on this potential acquisition or you have terminated any engagement. And when you made the decision to invest in DHT, what was the -- what made you feel confident that this investment can be beneficial for you given the fact that it seems that the management and the board of DHT was -- and is not open to engage in discussion?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Yes, we have an adviser on this. We went in here at what we thought was an attractive level. It's certainly very attractive to where the share price is now. So that's where it started. And we were with the expectation that this would be something that DHT would welcome, it would involve the consolidation that I think we all agree that the tanker space would benefit from and that's where it was. And again, I was surprised that the offer that we feel is a very good offer, they rejected, but that's where we are. I think in terms of more detail, I've given a lot of detail here now and I've also through the slide, I think it's -- all are out in the open.

Fotis Giannakoulis - Morgan Stanley - Analyst

And Robert, I want to understand a little bit the process of this kind of potential transaction, how easy it is for you to unwind such an investment? What are the requirements and is there any chance that this offer or any potential new offer would have to go to a shareholders' vote? And if this potential transaction ends up to go nowhere, where do you plan to invest the proceeds of the disposals of the DHT shares? Is there any other publicly-listed target or any other private fleet or potential newbuilding orders that you might decide to use this capital?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Can we stop? And I have a notebook and I have a page that is -- your question was about 13, can you start again please with the initial question?

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FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

Fotis Giannakoulis - Morgan Stanley - Analyst

Yes, the first thing is if you believe that -- or what are the requirements from the board of both companies if there is a third offer to go to a shareholders' vote?

 Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

 So where we are in terms of our position, in terms of unwinding the position, then we -- in terms of the liquidity is relatively good in the Company. Obviously (inaudible) is in place and if -- we are very short and safe. If we decide to go for selling any of the shares, then the final requirement is that we will file for every percent or more.

Fotis Giannakoulis - Morgan Stanley - Analyst

Okay. And in terms of potential use of this capital, if it's not DHT, are there any other publicly-listed targets that you might be considering or you might use these vessels, this capital to order additional newbuilding?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

This capital, Fotis, is in terms of -- let's call it a higher power of cash. This equates to less or around 20% of the cash we -- so this is one of many avenues we look at, and as I said before, we're not putting all our eggs into this basket, and we're looking at other opportunities and obviously there are quite a few opportunities out there.

Fotis Giannakoulis - Morgan Stanley - Analyst

Thank you very much Robert. That's very helpful.

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Thank you.

Inger Klemp - Frontline Ltd - CFO, Frontline Management AS

Thank you.

Operator

(Operator Instructions) John (inaudible), [Western International].

Unidentified Participant

I read with interest your chart on the newbuilds coming in. It looks like we're kind of halfway through getting the pig through the snake, but the other thing that caught my eye us your comment that older vessels owners are having trouble trading their ships. And I wanted to ask, do you mean that they have to take a haircut on the rates they get or they're actually being rejected by some customers, no, we won't ship with you because your fleet is too old? I'd like some feedback on that.

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FEBRUARY 28, 2017 / 02:00PM GMT, FRO.OL - Q4 2016 Frontline Ltd Earnings Call

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Yes, sure. It's in terms of the orderbook, as you point out and as I was touching on briefly earlier, we are actually -- I think we are more than halfway through the sort of last 12 months. We've had an [interest] of 10% and then with the expected scrapping that we see, I think we are not at 5% and we might be heading -- then I'm talking be able to see, so we might be heading the peak for now.

Then in terms of the older ships, then in a good market you will be down to discount and you will also be limited even -- have a good market, you will be limited geographically. So for example, we focus our pre-2000 ships out in Asia and also for sale as well. So then the challenge with the old ship is when the market becomes poor because then every charter out there will prefer the newer tonnage and then you are not taking a discount, you are taking idle time and you are fishing off (inaudible).

Unidentified Participant

Okay. And just as a follow up, are quite a bit of the older fleet coming up for survey this spring?

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

We have -- this year we have some of them come, some of the older -- one or two of the older and we have four or five of the modern. So we are drydocking quite a few ships this year. We're doing five VLCCs and two Suezmaxes. So going back to Inger's cash breakeven figures earlier, that is the reason they are slightly higher than it were in our last presentation.

Unidentified Participant

Okay. Thank you very much.

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

 Thank you.

Operator

Thank you. We have no further question at this time. I would like to turn the program back to the speaker for any additional or closing remarks.

Robert Macleod - Frontline Ltd - Director and CEO, Frontline Management AS

Thank you very much. I would like to applaud everyone at Frontline for their great efforts and thank you everyone for calling in to this presentation. All the best.

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Operator

Thank you. This concludes today's conference call. Thank you for your participation, ladies and gentlemen. You may now disconnect.

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